August 5, 2011

Joseph B. Andolina, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Re: Paramount Access Fund
     File No. 811-22579

     Paramount Institutional Access Fund
     File No. 811-22580

Dear Mr. Andolina:

        On July 8, 2011, you filed registration statements on Form N-2 for the Paramount Access Fund (the "Feeder Fund" or the "Fund") and the Paramount Institutional Access Fund (the "Master Fund") (collectively, the "Funds"). We have reviewed the registration statements, and have provided our comments below. Inasmuch as a significant portion of the Master Fund's registration statement is incorporated by reference to the Feeder Fund's registration statement, our comments are based on the Feeder Fund's registration statement. For convenience, we generally organized our comments using headings, defined terms and page numbers from the Feeder Fund's registration statement.

Prospectus

Fund Fees and Expenses (Page 2)

1.   In the table of fees and expenses, the second line item under the heading "Unitholder Transaction Fees" provides for a Maximum Early Repurchase Fee of 5.00%. Please explain to us how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder.

2.   The table provides a heading for "Estimated Annual Expenses (as a percentage of net assets attributable to Common Units)," under which are several line items for various expense categories. Since the Feeder Fund's management fees and fund servicing fees are not estimated,

please change the caption to "Annual Expenses (as a percentage of net assets attributable to Common Units)." See Item 3.1 of Form N-2.

3.   Footnote (3) to the table states that Unitholders bear an "indirect share" of the management fee. Please revise disclosure in the footnote to clarify that the Master Fund's 1.00% management fee is borne by Unitholders.

4.   The second line item below the heading "Estimated Annual Expenses (as a percentage of net assets attributable to Common Units)" discloses a Fund Servicing Fee of 1.00%, and footnote (4) to the table states that the Fund pays Paramount Access Advisors, LLC ("PAA") for fund services in accordance with a fund servicing agreement. Please delete the line item in the table for "Fund Servicing Fees," and combine the amount of this fee with the amount shown in the line item for "Management Fees" into one amount for "Management Fees." Alternatively, please include the amount of this fee in "Other Expenses." See Instruction 7.a to Item 3 of Form N-2. Also, please revise the footnotes as necessary.

Summary of Terms — The Fund (Page 5)

5.   The second paragraph discloses that the Master Fund currently intends to invest the majority of its assets in Crystal Capital Fund Series, LLC, a feeder fund, which in turn intends to invest all or part of its assets in Crystal Capital Master Fund, LLC. Based on a review of filings on Form D, we understand that Crystal Capital Fund Series, LLC, is excluded from regulation as an investment company under Section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act"). Rule 2a51-3 under the 1940 Act provides that a company shall not be deemed to be a qualified purchaser if it was formed for the specific purpose of acquiring the securities offered by a company excluded from the definition of investment company by Section 3(c)(7). Please explain to us why the Master Fund should be deemed to be a qualified purchaser in light of Rule 2a51-3.

6.   Please explain to us which entity's financial statements the shareholders of the Fund will be provided. Specifically, will Fund shareholders receive the financial statements of the Master Fund, Crystal Capital Fund Series, LLC, or Crystal Capital Master Fund, LLC?

7.   The second paragraph of this section states that the Master Fund intends to invest the majority of its assets in three or more "customized" series of Crystal Capital Fund Series, LLC. Please disclose how Crystal Capital Fund Series, LLC, is structured. Additionally, please disclose how the various series of Crystal Capital Fund Series, LLC, are "customized."

8.   The final paragraph of this section states that the Investment Manager may, in its sole discretion, invest and/or trade a portion of the Master Fund's assets in direct investments in other securities. Please describe in greater detail the Investment Manager's investment strategy, the process by which the Investment Manager will select investment vehicles, and how the Investment Manager will invest directly in other securities. Also, please disclose the number of "customized" series that will be potential investment vehicles for the Fund.

9.   Please provide a diagram detailing the Fund's operational relationships with the Master Fund, Crystal Capital Fund Series, LLC, Crystal Capital Master Fund, LLC, and the hedge funds. Also, please explain to us the reason for this complex structure.

Summary of Terms — Investment Objective (Page 6)

10.   The fourth paragraph of this section states that the Investment Manager retains the ability to decide how the Master Fund's assets in the Crystal Series are allocated among the Investment Vehicles and that the Investment Manager may actively shift the Master Fund's allocations among the Investment Vehicles. Please provide us your legal analysis explaining whether the Investment Manager should be deemed an "investment adviser" of the Crystal Series, within the meaning of Section 2(a)(20) under the 1940 Act. If the Investment Manager is deemed an investment adviser of Crystal Series, please explain to us why an investment by the Fund and Master Fund in the Crystal Series should not be deemed to be violations of Section 17(a) of the 1940 Act.

11.   The fourth paragraph of this section describes the utilization of Investment Vehicles chosen by the Investment Manager. Please describe the various investment strategies of the components of the Investment Manager's universe of prospective Investment Vehicles.

12.   The third paragraph on page 8 states that, for purposes of the Master Fund's investment restrictions and its investment limitations under the 1940 Act, the Master Fund will not "look through" to the underlying investments in the Crystal Series or Investment Vehicles in which the Master Fund invests. Inasmuch as the Investment Manager is deciding which Investment Vehicles to invest in, please explain to us why the Master Fund will not "look through" to the assets of the Investment Vehicles.

Summary of Terms — Eligible Investors (Page 9)

13.   Disclosure in this section provides that the Fund does not intend to begin operations until the aggregate capital contributions to the Master Fund equals a minimum of $25 million. Please disclose how contributions will be handled in the interim period, including whether contributions will be held in escrow, the investment of these funds during this period, and the maximum period of time these funds will be held prior to their investment in the Master Fund. Also, please disclose whether the Fund will transact repurchases during this interim period.

Summary of Terms — Fees and Expenses (Page 12)

14.   The first paragraph on page 12 of the prospectus states that, "[i]n general," the Fund's financial statements will be prepared using generally accepted accounting principles ("GAAP"). Disclosure further provides that the Fund intends to amortize its organizational expenses over a sixty (60) month period because management of the Fund believes that such treatment is more equitable than expensing the entire amount of these expenses in the first year of operation, as required by GAAP. Securities and Exchange Commission regulations require that financial

Joseph B. Andolina, Esq.
August 5, 2011
Page 4

statements be prepared using GAAP. See Rule 4-01(a)(1) of Regulation S-X. Additionally, under GAAP, organizational expenses should be expensed as incurred. See FASB ASC 720-15. Please revise this section to provide that the Fund will comply with GAAP regarding all aspects of its financial disclosures. Also, please revise footnote (8) on page 4.

Summary of Terms — Withdrawals and Redemptions; Tender Offers (Page 15)

15.   The first paragraph on page 15 states that Crystal Series and certain of the Investment Vehicles may require minimum investments or have holding periods and/or other withdrawal, redemption or tender provisions or restrictions, including lock-ups, gates, and side-pockets or designated investments. Please describe lock-ups, gates, side pockets and designated investments in plain English, as well as the risks associated with each.

Summary of Terms — Leverage (Page 17)

16.   The second paragraph of this section sets forth the limits on use of leverage for the Fund and Master Fund pursuant to Section 18(a) of the 1940 Act. The first paragraph of this section also provides that the Crystal Series may engage in leverage, but does not set forth any limitations on the use of leverage. Please explain to us why the use of leverage by the Crystal Series which exposes investors of the Fund to more leverage than permitted under Section 18(a) should not be regarded as a violation of Section 48(a) of the 1940 Act.

Summary of Terms — Dissolution and Liquidation (Page 19)

17.   This section provides that the Fund may be dissolved upon approval of the Board without the approval of Unitholders. Paragraph 13.2 of the Amended and Restated Agreement and Declaration of Trust ("Declaration of Trust") (Exhibit (a)(2) to the registration statement) provides, however, that the Trust shall be dissolved "upon the affirmative vote to dissolve the Trust by both (a) the Trustees and (b) the holders of at least two-thirds of the outstanding Shares of the Trust." Please resolve this inconsistency. In addition, we note that Paragraph 13.2 of the Declaration of Trust also provides that the Trust shall be dissolved, among other things, upon the determination of the Investment Adviser to dissolve the Trust or upon the termination of the investment advisory agreement between the Trust and the Investment Adviser. Section 15(a)(3) of the 1940 Act expressly requires an advisory agreement to provide that the agreement may be terminated by either the Board or a vote of a majority of the outstanding voting securities on not more than sixty days' notice. This makes clear the Congressional intent that a fund is not wed to a particular adviser. Please explain to us how these provisions of the Declaration of Trust are consistent with Section 15(a)(3) of the 1940 Act.

Investment Strategies and Related Risks — Risks of Investing in Commodities (Page 30)

18.   *Risk of Counterparty Default.* This section describes the risks and contractual remedies pertaining to counterparties to various types of derivative transactions. Please inform us whether

Joseph B. Andolina, Esq.
August 5, 2011
Page 5

the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

Investment Strategies and Related Risks — Debt Securities (Page 31)

19.   Disclosure in the first paragraph of this section states that the Funds may focus on fixed income securities with different credit quality characteristics, including non-investment grade securities. Please add "junk bonds" to the description of non-investment grade securities.

Investment Strategies and Related Risks — High Yield Debt (Page 34)

20.   Please revise the heading for this section to include the term "junk bonds."

Investment Policies and Restrictions — Fundamental Investment Restrictions (Page 45)

21.   The third fundamental investment restriction states that the Fund shall not invest more than 25% of total assets in securities of issuers in one industry, except that the Fund and the Master Fund, through the Master Fund, may invest in Investment Vehicles that may concentrate their assets in one or more industries. In our view, although the Fund and the Master Fund may invest in Investment Vehicles that concentrate, the Fund and Master Fund may not ignore the concentration of the underlying Investment Vehicles when determining whether the Fund and Master Fund are in compliance with their own concentration policies. For example, in our view, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Investment Vehicles that concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund and Master Fund will consider the concentration of underlying Investment Vehicles when determining compliance with their concentration policies.

Fees and Expenses (Page 51)

22.   The fourth paragraph of this section, captioned "Investor Servicing Fees," provides that the Fund will pay investor servicing fees to certain brokers, dealers and other financial intermediaries. The fifth paragraph of this section, captioned "Sales of Fund Shares," provides that the Investment Manager and the Fund may make payments to sellers of Common Units in the Fund. Please inform us whether payments of investor servicing fees or payments for sales of Fund shares will be made to FINRA members. If so, please inform us whether the Fund's registration statement will be reviewed by FINRA.

Statement of Additional Information

Item 18. Management (Page 2)

23.   We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined

that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual director that led to the conclusion that the individual should serve as a director of the Fund; and any directorships held by each director during the past five years. See Item 18 of Form N-2.

General Comments

24.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

25.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

26.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

27.   Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

28.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, the Funds should furnish a letter acknowledging that the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * *

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney